Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

Semantix Highlights Achievements In First Half of 2022

Momentum Demonstrates Strong Track Record for Growth and Innovation

Businesswire –

https://www.businesswire.com/news/home/20220728005691/en/Semantix-Highlights-Achievements-In-First-Half-of-2022

Semantix, Latin America’s first fully integrated data platform, announced today that the company has seen significant business momentum in the first half of 2022. These milestones align perfectly with the company's broader market strategy and include a combination of customer, partner, technological and operational growth for the business as it continues on its path to the public markets.

Business Highlights

Customer and partner growth continues to be at the center of Semantix’s success. In the first half of 2022, the company:

•	Added 41 new clients including leading players in the restaurant, clothing and home appliances retail segments as well as large established pharma and health insurance companies.

•	Extended its relationships with several long-standing marquee clients.

•	Partnered with the Massachusetts Institute of Technology (MIT) for its Industrial Liaison Program (ILP) where Semantix will help monitor emerging technology trends and work directly with faculty on forthcoming research and recruitment efforts.

Innovation is the focal point of Semantix’s growth strategy. In the first half of 2022, the company introduced a number of new technological breakthroughs with its Semantix Data Platform (SDP) including:

•	The release of the Semantix Data & AI Marketplace, consisting of a new array of features that significantly streamline the analytical journey for users of SDP. The Data & AI Marketplace provides an app store-like experience that puts frequently used data sets and pre-packaged, vertical specific algorithms at the fingertips of data scientists and business analysts around the world.

•	The availability of Analytics Chat, a new feature that enables users of SDP to gain analytical insights into their business’s performance via an easy-to-use chat interface.

•	The introduction of a new data catalog governance feature for our clients, which allows centralized management, and lineage of data through SDP, which adds a new layer of security, data governance and privacy.

•	The development and release of two new data science models, which will be offered off-the-shelf and use AI algorithms to solve business challenges, including:

o	A model for facial recognition technology - particularly for those that are wearing masks and/or personal protective equipment (PPE)

o	Time Series Forecasting models that leverage 2D clustering to evaluate correlations of the results of the models.

•	The ability to run streaming and real time with Kafka and Spark.

•	Overall improvements of SDP’s user experience (UX) providing an array of new usability and accessibility enhancements that streamline the experience.

Operationally, Semantix continued to expand its global footprint while attracting new talent to help the business move its growth strategy forward. Operational growth in the first half of 2022 included:

•	Two new additions to the executive leadership team. In February, the company added Mathias Rech as its Chief Human Resources Officer to help the company effectively manage the growth of its team. And in May, the company welcomed Marcela Bretas as its Chief Strategy Officer to help Semantix successfully navigate the company’s corporate venture capital initiatives, its merger and acquisition strategy and all aspects of investor relations.

•	The addition of more than 100 new employees around the globe - spanning multiple aspects of the business including technology development, marketing, sales operations and more. Semantix currently has more than 650 global employees with plans to continue its expansion throughout the remainder of 2022.

•	A new office in Miami, Florida staffed primarily with members of the executive leadership team and sales, marketing and technology professionals. The company also has plans to open new locations in Latin America and Europe to meet growing demand for its technology in those targeted geographies

“It’s hard to grasp what we’ve been able to accomplish as a team over the past six months,” said Leonardo Santos, co-founder and CEO of Semantix. “The pace of our growth, matched with the increasing reliance on data analytics technology for business intelligence and strategy has created the perfect storm for Semantix. I still remember our first client and the way we worked with them. As we make our way to the public markets years later, we follow the same approach to our client relationships - constantly looking for new ways we can add value for them through technology and insights.”

Pending Transaction with Alpha Capital

On November 16, 2021, Semantix entered into a definitive merger agreement with Alpha Capital Acquisition Company (NASDAQ: ASPC). As a result of this transaction, the Company could add as much as approximately $320 million to the balance sheet, net of transaction fees and assuming no stockholder redemptions, which will be used to fuel future growth and further technological innovations.

The Special Meeting to approve the pending business combination is scheduled to be held on Tuesday, August 2, 2022 at 10:00 AM Eastern time. The Special Meeting will be held physically at the offices of Davis Polk & Wardwell LLP located at 1600 El Camino Real, Menlo Park, California 94025, and virtually via live webcast by visiting www.virtualshareholdermeeting.com/ASPC2022SM. Holders of Alpha Capital shares of common stock at the close of business on the record date of June 14, 2022 are entitled to notice of the virtual Special Meeting and to vote at the Special Meeting. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Alpha Capital stockholders who need assistance voting or have questions regarding the Special Meeting may contact Alpha Capital at 1 (732) 838-4533 or info@alpha-capital.io.

For more information about Semantix and SDP, please visit: www.semantix.ai.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s proxy statement / prospectus that forms a part of Alpha Capital’s Registration Statement on Form F-4 (Reg. No. 333-262552), filed with the SEC on July 11, 2022 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. The Registration Statement has been declared effective on July 11, 2022 and includes a definitive proxy statement to be distributed to Alpha Capital’s shareholders as of the record date established for voting on the proposed business combination in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT:

Semantix PR

semantix@icrinc.com